PetMed Express, Inc.

1441 S.W. 29th Avenue

Pompano Beach, Florida 33069

Telephone (954) 979-5995

June 8, 2009

‘CORRESP’

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:

Jeffrey Riedler

Jennifer Riegel

Suzanne Hayes

Re:

PetMed Express, Inc. (the “Company”)

Form 10-K for the Year Ended March 31, 2008

Filed June 3, 2008

File No. 000-28827

Ladies and Gentlemen:

Reference is made to the staff’s comments under cover of its letter dated May 11, 2009 on the above-referenced filing.  Set forth below please find the Company's responses to the staff’s comments.  For the staff’s convenience, the staff’s comments are set forth in italics before each response, and underlined text represents additional detail from our previous correspondence:

Form 10-K filed on June 3, 2008

Item 11.  Executive Compensation

Compensation Discussion and Analysis, incorporated from page 15 of the proxy statement

1.

We have reviewed your response to the first bullet point of prior comment 2.  Your analysis does not support your conclusion that you will suffer competitive harm if the four corporate performance target goals are disclosed.  We are generally only willing to grant confidential treatment for financial goals if you can demonstrate how the disclosure of these goals will allow your competitors to discover information about break even points, cost structures relating to specific products or similarly sensitive information.  Please disclose the minimum and target goals established for each corporate performance target goal or provide us with an analysis as to how competitors could use the information to your disadvantage.  Please note that without disclosing the targets to the staff it is not possible for us to determine whether confidential treatment is appropriate.  You may request confidential treatment for portions of your analysis pursuant to Rule 83.

Additionally, we did not understand your statement that your target goals are reasonably difficult to forecast due to your dependence on advertising which is unpredictable.  To the extent that these targets are set in the beginning of the year, they should be disclosed in your compensation and analysis discussion.  We are not requesting that you discuss targets that were not set in advance.

RESPONSE: We acknowledge the comment and, as requested, in future filings the Company will expand the disclosure under the Compensation Discussion and Analysis to address the foregoing comments under this comment.  The expanded discussion will include additional disclosure, including the Company’s performance target goals, similar to the following:

United States Securities and Exchange Commission

June 8, 2009

For Fiscal 2008, the CFO’s goals, on a percentage basis, included:  Net Revenue (22.5%), Operating Profit (22.5%), Peer Review (10%), with all three - “the higher the better,” and General and Administrative Expenses as a Percentage of Sales (25%) and Employee Turnover (20%), with both –“the lower the better.”  The goals of Net Revenue and Operating Profit are company-wide goals and the criteria are based annually on the board-approved forecast (budget). The Peer Review is also a company-wide “goal” and is based on reviews submitted by peers and subordinates with respect to the following criteria: Work Product, Timeliness, Passion for Excellence, Personal Integrity, Work Ethics, and Continued Improvement. The goal of minimizing the General and Administrative Expenses as a percentage of sales criteria is based on the board-approved forecast (budget).

The method used provides planned objectives that can be determined quantitatively on a scale of 1 to 5, apportioning weight to each goal as a percentage (totaling 100%) and based on the final ratings, awarding a percentage increase in salary, at a previously predetermined amount.  For example a rating of a 3 is meeting the predetermined goal.  With respect to the CFO’s annual compensation package for the Fiscal Year ended March 31, 2008, the below chart reflects his goals, and the weight placed and rating received on each goal. The total represents the weight multiplied by the rating.  The CFO’s overall total rating was 3.23.

Goal	Budget	Actual	Weight	Rating	Total
Net Revenue (in millions)	$195.0	$188.3	22.5%	1.33	0.30
Operating Profit (in millions)	$26.0	$28.0	22.5%	5.00	1.13
Peer Review (score)	3.00	4.91	10%	4.91	0.49
General & Administrative Expenses as a percentage of sales	10.50%	10.78%	25%	1.88	0.47
Employee Turnover	70.0%	54.82%	20%	4.21	0.84
Total					3.23

With respect to the CFO’s annual compensation package, for the Fiscal Year ended March 31, 2008, a total rating of 1 earned no raise; a total rating of 2 earned a 4.0% raise; a total rating of 3 earned a 6.0% raise; a total rating of 4 earned a 9.0% raise; and a total rating of 5 earned a 12.0% raise.  Based on the above-indicated total of 3.23, the CFO earned a 6.68% raise in annual salary.

The CEO’s annual compensation package is comprised of salary and stock based compensation determined by the Compensation Committee of the Board of Directors.  The Compensation Committee sought to develop a contract renewal that was both fair to our Company and that would recognize our CEO’s significant contribution to the success of our Company.  The CEO’s compensation package is determined by the terms of the CEO’s employment contract (current term: March 17, 2007 to March 16, 2010).  Determination of the CEO’s annual compensation did not include a qualitative review such as is described above for the CFO.  To determine the appropriate contract renewal terms for the Company’s CEO, the Compensation Committee conducted an in-depth review of the benchmarking data (previously discussed), which included comparable performing companies.  The compensation committee also reviewed the compensation portions of the CEO’s initial contract and then-existing contract entered into March 17, 2004.  Additionally, the committee reviewed the Company’s performance during the CEO’s tenure.  During the term of the CEO’s then-existing contract the Company sales increased 71%, 15%, and 27% in fiscal 2004, 2005, and 2006, respectively, and earnings per share increased 59%, 36%, and 47% in fiscal 2004, 2005, and 2006, respectively.  Thus, it was determined that these financial results exceeded the compensation committee’s overall expectations.

Based on the results of the above benchmarking study the CEO’s salary was increased in March 2007 from $250,000 to $450,000.  An average ratio, which was approximately 60% of the peer group average, was determined by the Board based on the collected data and that ratio was applied to determine a guideline for executive compensation for the CEO.

United States Securities and Exchange Commission

June 8, 2009

2.

For each goal that was met or exceeded, please disclose your specific performance.  Accordingly, please disclose your net revenue, operating profit, general and administrative expenses as a percentage of sales and the percentage or numerical standard for employee turnover achieved in fiscal 2008.  If you established similar goals for fiscal 2009, please provide us with a copy of the relevant disclosure you intend to include or incorporate in your next Form 10-K.

RESPONSE:  We acknowledge the comment and, as requested, in future filings the Company will expand the disclosure under the Compensation Discussion and Analysis to address the foregoing comments under this comment.  The expanded discussion will include additional disclosure similar to the following:

To be disclosed in our 2009 proxy statement: For Fiscal 2008, the CFO’s goals, on a percentage basis, included:  Net Revenue (22.5%), Operating Profit (22.5%), Peer Review (10%), with all three - “the higher the better,” and General and Administrative Expenses as a Percentage of Sales (25%) and Employee Turnover (20%), with both –“the lower the better.”  The goals of Net Revenue and Operating Profit are company-wide goals and the criteria are based annually on the board-approved forecast (budget). The Peer Review is also a company-wide “goal” and is based on reviews submitted by peers and subordinates with respect to the following criteria: Work Product, Timeliness, Passion for Excellence, Personal Integrity, Work Ethics, and Continued Improvement.  The goal of minimizing the General and Administrative Expenses as a percentage of sales criteria is based on the board-approved forecast (budget).

The method used provides planned objectives that can be determined quantitatively on a scale of 1 to 5, apportioning weight to each goal as a percentage (totaling 100%) and based on the final ratings, awarding a percentage increase in salary, at a previously predetermined amount.  For example a rating of a 3 is meeting the predetermined goal.  With respect to the CFO’s annual compensation package for the Fiscal Year ended March 31, 2008, the below chart reflects his goals, and the weight placed and rating received on each goal. The total represents the weight multiplied by the rating.  The CFO’s overall total rating was 3.23.

Goal	Budget	Actual	Weight	Rating	Total
Net Revenue (in millions)	$195.0	$188.3	22.5%	1.33	0.30
Operating Profit (in millions)	$26.0	$28.0	22.5%	5.00	1.13
Peer Review (score)	3.00	4.91	10%	4.91	0.49
General & Administrative Expenses as a percentage of sales	10.50%	10.78%	25%	1.88	0.47
Employee Turnover	70.0%	54.82%	20%	4.21	0.84
Total					3.23

With respect to the CFO’s annual compensation package, for the Fiscal Year ended March 31, 2008, a total rating of 1 earned no raise; a total rating of 2 earned a 4.0% raise; a total rating of 3 earned a 6.0% raise; a total rating of 4 earned a 9.0% raise; and a total rating of 5 earned a 12.0% raise.  Based on the above-indicated total of 3.23, the CFO earned a 6.68% raise in annual salary.

To be disclosed in our 2010 proxy statement: For Fiscal 2009, the CFO’s goals, on a percentage basis, included:  Net Revenue (25%), Operating Profit (25%), Qualitative Review (25%), with all three - “the higher the better,” and General and Administrative Expenses as a Percentage of Sales (25%) –“the lower the better.”  The goals of Net Revenue and Operating Profit are company-wide goals and the criteria are based annually on the board-approved forecast (budget). The Qualitative Review is also a company-wide “goal” and is based on reviews submitted by peers and subordinates with respect to the following criteria: Work Product (Quality, Consistency, Timeliness, Initiative, Adaptability, and Resourcefulness); Personal Integrity; Work Ethics; and Focus/Interpersonal Skills. The goal of minimizing the General and Administrative Expenses as a percentage of sales criteria is based on the board-approved forecast (budget).

United States Securities and Exchange Commission

June 8, 2009

The method used provides planned objectives that can be determined quantitatively on a scale of 1 to 5, apportioning weight to each goal as a percentage (totaling 100%) and based on the final ratings, awarding a percentage increase in salary, at a previously predetermined amount.  For example a rating of a 3 is meeting the predetermined goal.  With respect to the CFO’s annual compensation package for the Fiscal Year ended March 31, 2009, the below chart reflects his goals, and the weight placed and rating received on each goal. The total represents the weight multiplied by the rating.  The CFO’s overall total rating was 4.26.

Goal	Budget	Actual	Weight	Rating	Total
Net Revenue (in millions)	$215.0	$219.4	25%	3.88	0.97
Operating Profit (in millions)	$31.5	$34.2	25%	5.00	1.25
Qualitative Review (score)	3.00	3.15	25%	3.15	0.79
General & Administrative Expenses as a percentage of sales	10.50%	9.8%	25%	5.00	1.25
Total					4.26

With respect to the CFO’s annual compensation package, for the Fiscal Year ended March 31, 2009, a total rating of 1 earned no raise; a total rating of 2 earned a 4.0% raise; a total rating of 3 earned a 6.0% raise; a total rating of 4 earned a 9.0% raise; and a total rating of 5 earned a 12.0% raise.  Based on the above-indicated total of 4.26, the CFO earned a 9.80% raise in annual salary. This was not applicable to the CEO’s annual compensation package.  Based on all of the above criteria, it was determined that the CFO had met or exceeded his goals.

3.

We note that your responses following the third through the eighth bullet points does not state that you will include similar disclosure, or incorporate by reference into, in your next Form 10-K.  For each of these bullet points, please tell us whether you expect to provide similar disclosure in your next Form 10-K.  If you do not, please explain why you do not expect to provide this disclosure.

RESPONSE: The Company acknowledges the staff’s comment and will revise its disclosure in future filings, including the Company’s Annual Report on Form 10-K for the year ended March 31, 2009, to include the disclosure contained in the Company’s response correspondence to the SEC dated February 18, 2009 and April 15, 2009, including the third through eighth bullet points thereof.  In addition,  the Company will revise its disclosure in future filings, including the Company’s Annual Report on Form 10-K for the year ended March 31, 2009, to include the disclosure contained herein pursuant to comments 1 and 2 above.

We trust the foregoing sufficiently responds to the staff’s comment.

Sincerely,

/s/ Bruce S. Rosenbloom
Bruce S. Rosenbloom
Chief Financial Officer

Cc:  Roxanne K. Beilly, Esq.